                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2                   FILE No. 69-226

   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                             CORDILLERA CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     Cordillera Corporation, subsidiaries, and investees (See Schedule 1 attached).

     Utah Gas Service Company, a wholly owned subsidiary, is engaged in transmission, transportation, and distribution of natural gas exclusively in the State of Utah.

     Cordillera Corporation and its remaining subsidiaries are engaged primarily in real estate investment, development, and management, and aircraft fixed base operations in Utah and Colorado.

     Investees of Cordillera Corporation (more than 10% owned) are engaged in real estate rental and operation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas to the borders of such State.

     Cordillera Corporation and other subsidiaries - NONE

Utah Gas Service Company distributes natural gas in the Uintah, Grand and San Juan Counties of Utah. The principal distribution points are Vernal, Moab and Monticello, Utah. Gas is furnished to four industrial customers and approximately 9,293 residential and commercial customers located in the above counties. Transmission lines are as follows:

     1)   San Juan County, Utah         12 miles       4" Northwest Pipe-line to
                                                       Monticello
                                     4 1/2 miles       4" Northwest Pipe-line
                                                       to Rio Algom Corp.

     2)   Grand County, Utah             8 miles       4" Moab Station
                                                       to Moab Salt, Inc.

     3)   Uintah County, Utah &          9 miles       4" Northwest Pipe-
          Duchesne County, Utah                        line to Vernal

                                     8 1/2 miles       4" Vernal Station to
                                                       SF Phosphate

                                        42 miles       8" Altonah Gas Plant
                                                       Duchesne County, Utah
                                                       to Northwest Pipeline,
                                                       Uintah County

                                         8 miles       4" line from 8" line
                                                       (above) to Vernal
                                                       Distribution

                                        13 miles       4" Red Wash Field to
                                                       Altonah Pipeline

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of Kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

          Cordillera Corporation and other subsidiaries - NONE

          Utah Gas Service Company - approximately 1,077,450 Mcf @14.73 Psia & 60 F in the state of Utah, with revenue of approximately $7,114,472 related to these sales.

     (b) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                      NONE

     (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

          (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

                                    EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     Cordillera Corporation and Subsidiaries - Schedules 2, 3 and 4 Investees - more than 10% ownership - Attachment 5

                                    EXHIBIT B

     Total-Assets                       57,664,064
     Total-Operating-Revenues           32,599,231
     Net-Income                          1,430,978

                                    EXHIBIT C

     Not Applicable



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2001.


                             Cordillera Corporation
                             ----------------------
                               (Name of Claimant)


                             By: /s/ Joe Maskalenko
                                --------------------
                           Joe Maskalenko, Controller

/s/ Grace A. Price
-----------------------
        Witness


Name, Title and address of officer to whom notices and correspondence concerning this statement should be addressed to:

               Joe Maskalenko, Controller
               Cordillera Corporation
               7800 East Dorado Place, Ste 250
               Englewood, CO 80111

Cordillera Corporation                  December 31, 2000                       Schedule 1
  and Consolidated Subsidiaries


SILVER CLIFF LAND &                     7800 East Dorado Place, Suite 250       REAL ESTATE DEVELOPMENT
  CATTLE CO (CO CORP)                   Englewood, Colorado 80111               84-0643543

COLORADO BARNS CORP                     7800 East Dorado Place, Suite 250       REAL ESTATE INVESTMENT
  (CO CORP)                             Englewood, Colorado 80111               84-0570043

FIRST SURETY CORPORATION                7800 East Dorado Place, Suite 250       INVESTMENT CORPORATION
  (CO CORP)                             Englewood, Colorado 80111               84-0942103

COLORADO JETCENTER,INC.                 1575 Aviation Way                       AIRCRAFT FIXED BASED OPER
  (CO CORP)                             Colorado Springs, Colorado 80916        74-1887139

DENVER JETCENTER, INC.                  7625 S. Peoria                          AIRCRAFT FIXED BASED OPER
  (DELAWARE CORP)                       Englewood, Colorado 80112               84-0856526

SALT LAKE JETCENTER, INC.               369 N. 2370 West                        AIRCRAFT FIXED BASED OPER
  (UTAH CORP)                           Salt Lake City, Utah 84116              87-0369024

FT. COLLINS-LOVELAND JETCENTER, INC.    4824 Earhart Road                       AIRCRAFT FIXED BASED OPER
  (CO CORP)                             Loveland, Colorado 80538                84-1283948

JETCENTERS, INC.                        7800 East Dorado Place, Suite 245       INVESTMENT CORPORATION
  (CO CORP)                             Greenwood Village, Colorado 80111        84-1037601

UTAH GAS SERVICE COMPANY                5000 South Quebec Street, Suite 650     NATURAL GAS SUPPLIER
  (UTAH CORP)                           Denver, Colorado 80237                  87-0229547

FIRST CITY INVESTMENT                   7800 East Dorado Place, Suite 250       NOMINEE CORPORATION
  CORPORATION (CO CORP)                 Englewood, Colorado 80111               84-1147923

LAMARTINE CONSOLIDATED                  7800 East Dorado Place, Suite 250       NOMINEE CORPORATION
  MINES CORP. (CO CORP)                 Englewood, Colorado 80111               84-1147927

CORDILLERA INTERNATIONAL                7800 East Dorado Place, Suite 250       INVESTMENT CORPORATION
  RESOURCES, INC. (CO CORP)             Englewood, Colorado 80111               83-0280584





CORDILLERA CORPORATION                  December 31, 2000                       Schedule 1
LIST OF AFFILIATES

GENESEE PROPERTIES, INC.                P. O. Box 63                            REAL ESTATE RENTAL
  (WYOMING CORP)                        Berthoud, CO 80513                      83-0278113

LINDBERGH PROPERTIES, INC.              P. O. Box 63                            REAL ESTATE RENTAL
  (WYOMING CORP)                        Berthoud, CO 80513                      83-0278120

HOPKINS PROPERTIES, INC.                P. O. Box 63                            REAL ESTATE RENTAL
  (WYOMING CORP)                        Berthoud, CO 80513                      83-0277940

SORRENTO VALLEY REAL ESTATE, INC.       P. O. Box 63                            REAL ESTATE RENTAL
  (WYOMING CORP)                        Berthoud, CO 80513                      83-0278121


                             Cordillera Corporation                   Schedule 2
                Consolidating Schedule, Balance Sheet Information
                                December 31, 2000

                                Cordillera  Utah Gas   Fixed Base    Other          Consolidating      Eliminating
                               Corporation Service Co. Operations  Subsidiaries     Dr         Cr      Dr     Cr      Consolidated
                               ----------- ----------- ----------- ------------ ---------- ---------- --- ----------- -------------
CURRENT ASSETS:
 Cash                          $   216,613 $   (71,361)$ 1,986,789 $    54,526  $       -- $       -- $-- $        -- $  2,186,567
 Receivables:
  Notes receivable - current
    portion                         43,569          --          --     440,855          --         --  --     435,948       48,476
  Accounts receivable - trade      182,794   1,741,086   1,422,757          --          --         --  --          --    3,346,637
  Accounts receivable -
    affiliates                      32,599      14,497       2,480     216,741          --         --  --     230,997       35,320
  Less allowance for
    doubtful accounts                   --     (19,795)   (103,359)         --          --         --  --          --     (123,154)
 Income taxes receivable           684,990          --          --          --          --         --  --          --      684,990
 Other current assets                8,425     244,036     385,136          --          --         --  --          --      637,597
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                 1,168,990   1,908,463   3,693,803     712,122          --         --  --     666,945    6,816,433
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
LONG-TERM NOTES RECEIVABLE:
 Trade                              90,011          --   2,287,595         502          --         --  --          --    2,378,108
 Affiliates                        511,471          --          --   4,271,532          --         --  --   4,517,044      265,959
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                   601,482          --   2,287,595   4,272,034          --         --  --   4,517,044    2,644,067
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
INVESTMENTS:
 Securities                     11,198,480          --  (1,690,469) 14,810,987          --         --  --          --   24,318,998
 Land held for investment        3,531,680          --     661,328     741,093          --         --  --          --    4,934,101
 Subsidiaries                   25,998,706          --          --          --          --         --  --  25,998,706           --
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                40,728,866          --  (1,029,141) 15,552,080          --         --  --  25,998,706   29,253,099
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
PROPERTY AND EQUIPMENT:
 Utility plant in service               --  14,823,081          --          --          --  1,053,877  --          --   13,769,204
 Proved oil and gas
   properties - full cost        2,243,686          --          --          --          --         --  --          --    2,243,686
 Leasehold improvements                 --          --  12,046,394          --     142,156         --  --          --   12,188,550
 Other property and equipment      438,111          --   2,386,617      84,275          --         --  --          --    2,909,003
 Less accumulated depreciation,
  depletion and amortization    (2,409,550) (8,489,863) (5,436,924)     (1,680)  1,053,877     74,640  --          --  (15,358,780)
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                   272,247   6,333,218   8,996,087      82,595   1,196,033  1,128,517  --          --   15,751,663
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
OTHER ASSETS:
 Goodwill, net of amortization     356,656          --          --          --          --         --  --          --      356,656
 Prepaid rents                          --          --   2,702,904          --          --         --  --          --    2,702,904
 Other assets                       96,521       1,364      41,357          --          --         --  --          --      139,242
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                                   453,177       1,364   2,744,261          --          --         --  --          --    3,198,802
                               ----------- ----------- ----------- -----------  ---------- ---------- --- ----------- ------------
                               $43,224,762 $ 8,243,045 $16,692,605 $20,618,831  $1,196,033 $1,128,517 $-- $31,182,695 $ 57,664,064
                               =========== =========== =========== ===========  ========== ========== === =========== ============


                             Cordillera Corporation                   Schedule 2
                Consolidating Schedule, Balance Sheet Information
                                December 31, 2000

                              Cordillera   Utah Gas   Fixed Base   Other       Consolidating         Eliminating
                              Corporation Service Co. Operations Subsidiaries    Dr      Cr         Dr          Cr     Consolidated
                              ----------- ---------- ----------- ------------ ------- -------- ----------- ----------- ------------
CURRENT LIABILITIES:
  Current portion of
    long-term debt            $   458,805 $       -- $ 1,515,003 $        --  $    -- $     -- $   435,948 $        -- $ 1,537,860
  Trade accounts payable           27,009  1,334,097     804,757          10       --       --          --          --   2,165,873
  Accounts payable -
    affiliates                    320,658         --       9,695       6,200       --       --     230,997          --     105,556
  Current income taxes
    payable                       171,759    (96,733)    228,467      57,728       --       --          --          --     361,221
  Other current liabilities       322,290    816,270     908,710       6,643       --       --          --          --   2,053,913
                              ----------- ---------- ----------- -----------  ------- -------- ----------- ----------- -----------
                                1,300,521  2,053,634   3,466,632      70,581       --       --     666,945          --   6,224,423
                              ----------- ---------- ----------- -----------  ------- -------- ----------- ----------- -----------
LONG-TERM LIABILITIES
  & CREDITS:
  Long-term debt               13,232,675  1,238,402   4,653,867          --       --       --   4,517,044          --  14,607,900
  Deferred income taxes           643,918    177,584   1,250,039   5,573,554       --       --          --          --   7,645,095
  Investment tax and other
    deferred credits                   --    119,573          --          --       --       --          --          --     119,573
  Regulatory obligation                --    329,730          --          --       --       --          --          --     329,730
  Other                           119,382         --          --          --       --       --          --          --     119,382
                              ----------- ---------- ----------- -----------  ------- -------- ----------- ----------- -----------
                               13,995,975  1,865,289   5,903,906   5,573,554       --       --   4,517,044          --  22,821,680
                              ----------- ---------- ----------- -----------  ------- -------- ----------- ----------- -----------
MINORITY INTERESTS                     --         --          --          --       --       --          --     689,695     689,695
                              ----------- ---------- ----------- -----------  ------- -------- ----------- ----------- -----------
STOCKHOLDERS' EQUITY:
  Common stock                         56    145,600   3,767,000   4,099,289       --       --   8,011,889          --          56
  Capital in excess of
    par value                          --         --     470,890   3,168,364       --       --   3,639,254          --          --
  Retained earnings
    (deficit)                  26,497,232  3,391,611   2,406,989  11,361,909   69,903  142,156  14,347,563  (2,013,555) 26,497,232
                                                                                                   689,695    (181,949)
  Current Earnings (Loss)       1,430,978    786,911     677,188  (3,654,866)   4,737       --    (400,540)  1,794,964   1,430,978
                              ----------- ---------- ----------- -----------  ------- -------- ----------- ----------- -----------
                               27,928,266  4,324,122   7,322,067  14,974,696   74,640  142,156  26,287,861    (400,540) 27,928,266
  Treasury stock, at cost              --         --          --          --       --       --          --          --          --
                              ----------- ---------- ----------- -----------  ------- -------- ----------- ----------- -----------
                               27,928,266  4,324,122   7,322,067  14,974,696   74,640  142,156  26,287,861    (400,540) 27,928,266
                              ----------- ---------- ----------- -----------  ------- -------- ----------- ----------- -----------
                              $43,224,762 $8,243,045 $16,692,605 $20,618,831  $74,640 $142,156 $31,471,850 $   289,155 $57,664,064
                              =========== ========== =========== ===========  ======= ======== =========== =========== ===========


                             Cordillera Corporation                   Schedule 2
                         Consolidating Income Statements
                                December 31, 2000

                              Cordillera    Utah Gas    Fixed Base      Other     Consolidating      Eliminating
                              Corporation  Service Co.  Operations  Subsidiaries    Dr      Cr      Dr        Cr       Consolidated
                              -----------  ----------  -----------  ------------  -------   ---  --------  ----------  ------------
REVENUES:
  Natural gas utility
    operations and oil
    and gas production        $    16,973   7,639,017  $        --  $        --   $    --   $--  $     --  $       --  $ 7,655,990
  Aircraft fixed base
    operations                         --          --   24,162,060           --        --    --        --          --   24,162,060
  Real estate sales and
    operations                    232,589          --           --       39,877        --    --        --          --      272,466
  Equity in income of
    affiliates                  3,328,419          --           --   (6,137,364)       --    --        --          --   (2,808,945)
  Other, including
    management fees             2,222,098     227,337      934,439      334,326        --    --   400,540          --    3,317,660
                              -----------  ----------  -----------  -----------   -------   ---  --------  ----------  -----------
                                5,800,079   7,866,354   25,096,499   (5,763,161)       --    --   400,540          --   32,599,231
                              -----------  ----------  -----------  -----------   -------   ---  --------  ----------  -----------
COSTS AND EXPENSES:
  Natural gas utility
    operations and oil
    and gas production             32,145   4,077,639           --           --        --    --        --          --    4,109,784
  Aircraft fixed base
    operations                         --          --   14,030,854           --        --    --        --          --   14,030,854
  Real estate sales
    and operations                (14,591)         --           --       11,256        --    --        --          --       (3,335)
  Salaries and wages              624,960   1,010,153    3,291,817           --        --    --        --          --    4,926,930
  General and
    administrative expenses     1,137,882   1,052,583    4,183,491       16,597        --    --        --      59,759    6,330,794
  Interest expense              1,152,207     146,265      750,169           --        --    --        --     340,781    1,707,860
  Depreciation, depletion
    and amortization               74,780     494,688      901,474          200     4,737    --        --          --    1,475,879
                              -----------  ----------  -----------  -----------   -------   ---  --------  ----------  -----------
                                3,007,383   6,781,328   23,157,805       28,053     4,737    --        --     400,540   32,578,766
                              -----------  ----------  -----------  -----------   -------   ---  --------  ----------  -----------
  Income (loss) before taxes
    and minority interests      2,792,696   1,085,026    1,938,694   (5,791,214)   (4,737)   --   400,540    (400,540)      20,465

  Earnings of consolidated
    subsidiaries               (2,013,555)         --           --           --        --    --        --   2,013,555           --
  Earnings of Limited
    Liability Company                  --          --   (1,037,675)          --        --    --        --          --   (1,037,675)
  Minority interests                   --          --           --           --        --    --        --     181,949      181,949
  Tax (expense) benefit           651,837    (298,115)    (223,831)   2,136,348        --    --        --          --    2,266,239
                              -----------  ----------  -----------  -----------   -------   ---  --------  ----------  -----------
NET INCOME (LOSS)             $ 1,430,978  $  786,911  $   677,188  $(3,654,866)  $(4,737)  $--  $400,540  $1,794,964  $ 1,430,978
                              ===========  ==========  ===========  ===========   =======   ===  ========  ==========  ===========


                         Aircraft Fixed Base Operations               Schedule 3
                Consolidating Schedule, Balance Sheet Information
                                December 31, 2000

                               jetCenters,    Denver     Salt Lake   Fort-Collins   Colorado    Eliminating
                                   Inc.     jetCenter    jetCenter    jetCenter    jetCenter    Dr        Cr          Consolidated
                               -----------  ---------    ---------   ------------  ---------    ---   -----------     ------------
CURRENT ASSETS:
  Cash                             (7,655) $ 1,230,175  $   136,701    $  26,976  $   600,592    --            --     $ 1,986,789
  Receivables:
    Note receivable -
      current portion           3,464,122           --           --           --        4,313    --    (3,468,435)             --
    Accounts receivable -
      trade                            --      989,256      136,361       39,191      257,949    --            --       1,422,757
    Accounts receivable -
      affiliates                   98,766        9,741           --           --          560    --      (106,587)          2,480
    Less allowance for
      doubtful accounts                --      (69,482)      (7,276)      (5,001)     (21,600)   --            --        (103,359)
  Income taxes receivable              --           --           --           --           --    --            --              --
  Other current assets              1,210      150,703       64,067       44,535      124,621    --            --         385,136
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
                                3,556,443    2,310,393      329,853      105,701      966,435    --    (3,575,022)      3,693,803
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
LONG-TERM NOTES RECEIVABLE:
  Trade                                --           --           --           --    2,287,595    --            --       2,287,595
  Affiliates                           --           --           --           --           --    --            --              --
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
                                       --           --           --           --    2,287,595    --            --       2,287,595
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
INVESTMENTS:
  Securities                           --           --           --           --   (1,690,469)   --            --      (1,690,469)
  Land held for investment             --      661,328           --           --           --    --            --         661,328
  Other                                --           --           --           --           --    --            --              --
  Subsidiaries                  2,067,125           --           --           --           --    --    (2,067,125)             --
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
                                2,067,125      661,328           --           --   (1,690,469)   --    (2,067,125)     (1,029,141)
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
PROPERTY AND EQUIPMENT:
  Utility plant in service             --           --           --           --           --    --            --              --
  Proved oil and gas
    properties - full cost             --           --           --           --           --    --            --              --
  Leasehold improvements               --    8,430,681    2,104,198      269,789    1,575,784    --      (334,058)     12,046,394
  Other property and
    equipment                     104,680    1,251,136      446,516      309,948    1,102,900    --      (828,563)      2,386,617
  Less accumulated
    depreciation, depletion
    and amortization              (47,463)  (3,225,012)  (1,328,554)    (371,658)  (1,626,858)   --     1,162,621      (5,436,924)
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
                                   57,217    6,456,805    1,222,160      208,079    1,051,826    --            --       8,996,087
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
OTHER ASSETS:
  Goodwill, net of
    amortization                       --           --           --           --           --    --            --              --
  Prepaid lease costs                  --    2,702,904           --           --           --    --            --       2,702,904
  Other assets                         --       39,788           --        1,569           --    --            --          41,357
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
                                       --    2,742,692           --        1,569           --    --            --       2,744,261
                             ------------  -----------  -----------    ---------  -----------   ---   -----------     -----------
                             $  5,680,785  $12,171,218  $ 1,552,013    $ 315,349  $ 2,615,387   $--   $(5,642,147)    $16,692,605
                             ============  ===========  ===========    =========  ===========   ===   ===========     ===========


                         Aircraft Fixed Base Operations               Schedule 3
                Consolidating Schedule, Balance Sheet Information
                                December 31, 2000

                              jetCenters,    Denver      Salt Lake     Fort-Collins   Colorado         Eliminating
                                  Inc.      jetCenter    jetCenter       jetCenter    jetCenter         Dr       Cr    Consolidated
                              -----------  -----------   -----------   ------------   ----------   ------------  ---   ------------
CURRENT LIABILITIES:
  Current portion of
    long-term debt           $        --   $ 1,132,363   $ 2,803,326   $  707,393     $  340,356   $(3,468,435)  $--   $  1,515,003
  Trade accounts payable          12,838       481,503        65,132       25,989        219,294            --    --        804,756
  Accounts payable -
    affiliates                     7,632            --        80,050       26,121          2,479      (106,587)   --          9,695
  Income taxes payable             2,193       499,712      (206,987)     (45,961)       (20,490)           --    --        228,467
  Other current liabilities       58,904       587,795        83,198       37,248        141,565            --    --        908,710
                             -----------   -----------   -----------   ----------     ----------   -----------   ---   ------------
                                  81,567     2,701,373     2,824,719      750,790        683,204    (3,575,022)   --      3,466,631
                             -----------   -----------   -----------   ----------     ----------   -----------   ---   ------------
LONG-TERM LIABILITIES
  & CREDITS:
  Long-term debt                 245,512     4,105,227       229,444       52,378         21,306            --    --      4,653,867
  Deferred income taxes           (1,487)    1,336,829       (27,570)      (1,103)       (56,630)           --    --      1,250,039
  Investment tax and other
    deferred credits                  --            --            --           --             --            --    --             --
  Regulatory obligation               --            --            --           --             --            --    --             --
  Other                               --            --            --           --             --            --    --             --
                             -----------   -----------   -----------   ----------     ----------   -----------   ---   ------------
                                 244,025     5,442,056       201,874       51,275        (35,324)           --    --      5,903,906
                             -----------   -----------   -----------   ----------     ----------   -----------   ---   ------------
MINORITY INTERESTS                    --            --            --           --             --            --    --             --
                             -----------   -----------   -----------   ----------     ----------   -----------   ---   ------------
STOCKHOLDERS' EQUITY:
  Common stock                 3,717,000           100        25,000          100         50,000       (25,200)   --      3,767,000
  Capital in excess of
    par value                    470,890     3,840,890       323,115           --             --    (4,164,005)   --        470,890
  Retained earnings
    (deficit)                    408,423      (983,292)   (1,508,118)    (399,588)     1,998,563     2,891,002    --      2,406,990
  Current Earnings (Loss)        758,880     1,170,091      (314,577)     (87,228)       (81,056)     (768,922)   --        677,188
                             -----------   -----------   -----------   ----------     ----------   -----------   ---   ------------
                               5,355,193     4,027,789    (1,474,580)    (486,716)     1,967,507    (2,067,125)   --      7,322,068
  Treasury stock, at cost             --            --            --           --             --            --    --             --
                             -----------   -----------   -----------   ----------     ----------   -----------   ---   ------------
                               5,355,193     4,027,789    (1,474,580)    (486,716)     1,967,507    (2,067,125)   --      7,322,068
                             -----------   -----------   -----------   ----------     ----------   -----------   ---   ------------
                             $ 5,680,785   $12,171,218   $ 1,552,013   $  315,349     $2,615,387   $(5,642,147)  $--   $ 16,692,605
                             ===========   ===========   ===========   ==========     ==========   ===========   ===   ============


                         Aircraft Fixed Base Operations               Schedule 3
                         Consolidating Income Statement
                      For the year ended December 31, 2000


                                    jetCenters,    Denver     Salt Lake    Fort-Collins     Colorado     Eliminating
                                        Inc.     jetCenter    jetCenter       jetCenter     jetCenter   Dr      Cr     Consolidated
                                    -----------  ---------    ----------   ------------   -----------  ---  ---------  ------------
REVENUES:
  Natural gas utility operations
    and oil and gas production      $     --    $        --   $       --    $       --   $        --   $--  $      --  $        --
  Aircraft fixed base operations          --     15,674,502    2,229,368     1,165,671     5,092,519    --         --    24,162,060
  Real estate sales and operations        --             --           --            --            --    --         --            --
  Equity in income of affiliate           --             --           --            --            --    --         --            --
  Other, including management fees   648,633        129,322       35,520        24,275        96,689    --         --       934,439
                                    --------    -----------   ----------    ----------   -----------   ---  ---------  ------------
                                     648,633     15,803,824    2,264,888     1,189,946     5,189,208    --         --    25,096,499
                                    --------    -----------   ----------    ----------   -----------   ---  ---------  ------------
COSTS AND EXPENSES:
  Natural gas utility operations
    and oil and gas production            --             --           --            --            --    --         --            --
  Aircraft fixed base operations          --      9,421,327    1,406,714       723,116     2,479,697    --         --    14,030,854
  Real estate sales and operations        --             --           --            --            --    --         --            --
  Salaries and wages                 379,736      1,450,398      436,542       229,365       795,776    --         --     3,291,817
  General and administrative
    expenses                         242,660      2,431,161      448,545       225,859       835,266    --         --     4,183,491
  Interest expense                    32,130        301,257      310,096        83,145        23,541    --         --       750,169
  Depreciation, depletion
    and amortization                  10,083        396,462      194,541        63,604       236,784    --         --       901,474
                                    --------    -----------   ----------    ----------   -----------   ---  ---------  ------------
                                     664,609     14,000,605    2,796,438     1,325,089     4,371,064    --         --    23,157,805
                                    --------    -----------   ----------    ----------   -----------   ---  ---------  ------------
Income (loss) before taxes
  and minority interests             (15,976)     1,803,219     (531,550)     (135,143)      818,144    --         --     1,938,694
  Earnings of consolidated
    subsidiaries                     768,922             --           --            --            --    --   (768,922)           --
  Equity in earnings of
    investment in L.L.C                   --             --           --            --    (1,037,675)   --         --    (1,037,675)
  Tax (expense) benefit                5,934       (633,128)     216,973        47,915       138,475    --         --      (223,831)
                                    --------    -----------   ----------    ----------   -----------   ---  ---------  ------------
NET INCOME (LOSS)                   $758,880    $ 1,170,091   $ (314,577)   $  (87,228)  $   (81,056)  $--  $(768,922) $    677,188
                                    ========    ===========   ==========    ==========   ===========   ===  =========  ============


                               Small Subsidiaries
                Consolidating Schedule, Balance Sheet Information
                                December 31, 2000
                                                                      Schedule 4

                               Silver                               Cordillera
                             Cliff Land   Colorado    First Surety     Int'l     Cordillera's     Eliminating   Consolidated
ASSETS                       & Cattle    Barns Corp   Corporation    Resource   Valley@Telluride   Dr     Cr      Balance
                             ----------  -----------  ------------  ----------  ----------------  ----   ----   ------------
CURRENT ASSETS:
 Cash                            3,403      25,342        24,878           903           --         --     --         54,526
 Receivables:
  Note receivable -
   current portion               4,907          --       435,948            --           --         --     --        440,855
  Accounts receivable -
   trade                            --          --            --            --           --         --     --             --
  Accounts receivable -
   affiliates                       --          --         8,791       207,950           --         --     --        216,741
  Less allowance for
   doubtful accounts                --          --            --            --           --         --     --             --
  Other current assets              --          --            --            --           --         --     --             --
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
    Total current assets         8,310      25,342       469,617       208,853           --         --     --        712,122
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
LONG-TERM NOTES RECEIVABLE:
 Trade                             502          --            --            --           --         --     --            502
 Officers                           --          --            --            --           --         --     --             --
 Affiliates                         --          --            --     4,271,532           --         --     --      4,271,532
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
                                   502          --            --     4,271,532           --         --     --      4,272,034
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
INVESTMENTS:
 Securities                         --          --            --    14,810,987           --         --     --     14,810,987
 Land held for investment      741,093          --            --            --           --         --     --        741,093
 Other                              --          --            --            --           --         --     --             --
 Subsidiaries                       --          --            --            --           --         --     --             --
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
                               741,093          --            --    14,810,987           --         --     --     15,552,080
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
PROPERTY AND EQUIPMENT:
 Utility plant in service           --          --            --            --           --         --     --             --
 Proved oil and gas
  properties - full cost            --          --            --            --           --         --     --             --
 Leasehold improvements             --          --            --            --           --         --     --             --
 Other property and
  equipment                     84,275          --            --            --           --         --     --         84,275
 Less accumulated
  depreciation, depletion
  and amortization              (1,680)         --            --            --           --         --     --         (1,680)
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
                                82,595          --            --            --           --         --     --         82,595
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
OTHER ASSETS:
 Goodwill, net of
  amortization                      --          --            --            --           --         --     --             --
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
 Other assets                       --          --            --            --           --         --     --             --
                               -------   ---------    ----------    ----------    ---------       ----   ----    -----------
                               832,500      25,342       469,617    19,291,372           --         --     --     20,618,831
                               =======   =========    ==========    ==========    =========       ====   ====    ===========


                               Small Subsidiaries
                Consolidating Schedule, Balance Sheet Information
                                December 31, 2000
                                                                      Schedule 4



                                       Silver                               Cordillera
LIABILITIES AND                      Cliff Land   Colorado    First Surety     Int'l      Cordillera's     Eliminating  Consolidated
  STOCKHOLDERS' EQUITY                & Cattle    Barns Corp   Corporation    Resource  Valley@Telluride    Dr     Cr     Balance
                                     ----------  -----------  ------------  ----------  ----------------   ----   ----  ------------
CURRENT LIABILITIES:
  Current portion of long-term debt        --          --               --          --          --           --     --           --
  Trade accounts payable                   10          --               --          --          --           --     --           10
  Accounts payable - affiliates         6,200          --               --          --          --           --     --        6,200
  Income taxes payable                 57,728          --               --          --          --           --     --       57,728
  Other current liabilities             2,149       4,494               --          --          --           --     --        6,643
                                     --------    --------      -----------  ----------    --------         ----   ----  -----------
                                       66,087       4,494               --          --          --           --     --       70,581
                                     --------    --------      -----------  ----------    --------         ----   ----  -----------
LONG-TERM LIABILITIES & CREDITS:
  Long-term debt                           --          --               --          --          --           --     --           --
  Investment tax and other
    deferred credits                       --          --               --          --          --           --     --           --
  Regulatory obligation                    --          --               --          --          --           --     --           --
  Deferred income taxes                73,693          --               --   5,499,861          --           --     --    5,573,554
  Other                                    --          --               --          --          --           --     --           --
                                     --------    --------      -----------  ----------    --------         ----   ----  -----------
                                       73,693          --               --   5,499,861          --           --     --    5,573,554
                                     --------    --------      -----------  ----------    --------         ----   ----  -----------
MINORITY INTERESTS                         --          --               --          --          --           --     --           --
                                     --------    --------      -----------  ----------    --------         ----   ----  -----------
STOCKHOLDERS' EQUITY:
  Common stock                            101          10               10   4,099,168          --           --     --    4,099,289
  Capital in excess of par value      300,000          --        2,687,943     180,421          --           --     --    3,168,364
  Retained earnings (deficit)         394,977       9,584       (2,240,272) 13,150,840      46,780           --     --   11,361,909
  Current earnings (loss)              (2,358)     11,254           21,936  (3,638,918)    (46,780)          --     --   (3,654,866)
                                     --------    --------      -----------  ----------    --------         ----   ----  -----------
                                      692,720      20,848          469,617  13,791,511          --           --     --   14,974,696
  Less treasury stock, at cost             --          --               --          --          --           --     --           --
                                     --------    --------      -----------  ----------    --------         ----   ----  -----------
      Total stockholders' equity      692,720      20,848          469,617  13,791,511          --           --     --   14,974,696
                                     --------    --------      -----------  ----------    --------         ----   ----  -----------
                                      832,500      25,342          469,617  19,291,372          --           --     --   20,618,831
                                     ========    ========      ===========  ==========    ========         ====   ====  ===========


                               Small Subsidiaries
                         Consolidating income Statement
                                December 31, 2000
                                                                      Schedule 4

                                Silvercliff    Colorado   First Surety    Cordillera      Cordillera's    Eliminating   Consolidated
                                Land & Cattle  Barns Corp  Corporation   Int'l Resource  Valley@Telluride   Dr     Cr      balance
                                -------------  ----------  ------------  --------------  ----------------  ----   ----  -----------
REVENUES:
  Oil and gas production
    and natural gas
    utility operations                  --            --           --             --                --      --     --           --
  Fixed base operations sales           --            --           --             --                --      --     --           --
  Real estate sales and
    operations                       8,000        31,877           --             --                --      --     --       39,877
  Equity in income of
    affiliate                           --            --           --     (6,137,364)               --      --     --   (6,137,364)
  Other, including loan
    guarantee and
    management fees                    920            --       34,971        254,882            43,553      --     --      334,326
                                ----------    ----------   ----------     ----------        ----------    ----   ----   ----------
                                     8,920        31,877       34,971     (5,882,482)           43,553      --     --   (5,763,161)
                                ----------    ----------   ----------     ----------        ----------    ----   ----   ----------
COSTS AND EXPENSES:
  Oil and gas production
    and natural gas
    utility operations                  --            --           --             --                --      --     --           --
  Fixed base operations                 --            --           --             --                --      --     --           --
  Real estate sales and
    operations                          --        11,256           --             --                --      --     --       11,256
  Administrative and
    general expenses                13,677         2,885           --             25                10      --     --       16,597
  Interest expense                      --            --           --             --                --      --     --           --
  Depreciation, depletion
    and amortization                   200            --           --             --                --      --     --          200
                                ----------    ----------   ----------     ----------        ----------    ----   ----   ----------
                                    13,877        14,141           --             25                10      --     --       28,053
                                ----------    ----------   ----------     ----------        ----------    ----   ----   ----------
Income (loss) before taxes
  and minority interests            (4,957)       17,736       34,971     (5,882,507)           43,543      --     --   (5,791,214)

  Minority interests                    --            --           --             --                --      --     --           --
  Tax (expense) benefit              2,599        (6,482)     (13,035)     2,243,589           (90,323)     --     --    2,136,348
                                ----------    ----------   ----------     ----------        ----------    ----   ----   ----------
NET INCOME (LOSS)                   (2,358)       11,254       21,936     (3,638,918)          (46,780)     --     --   (3,654,866)
                                ==========    ==========   ==========     ==========        ==========    ====   ====   ==========


                            GENESEE PROPERTIES, INC.                Attachment 5
                                  Balance Sheet
                                   December 31


                                     ASSETS

                                          2000                1999
                                       ------------       ------------
Current Assets:
    Cash                               $     99,260       $     59,208
    Income taxes receivable                  43,456             61,203
                                       ------------       ------------
       Total current assets                 142,716            120,411
                                       ------------       ------------
Property, at cost
    Land                                  9,800,000          9,800,000
    Buildings                            25,303,035         25,303,035
    Less accumulated depreciation       (17,201,636)       (15,996,728)
                                       ------------       ------------
       Net property                      17,901,399         19,106,307
                                       ------------       ------------
Other assets:
    Notes receivable                      7,725,000            785,000
    Investments                           3,711,118          3,720,146
    Net loan costs                           28,910             32,983
                                       ------------       ------------
                                         11,465,028          4,538,129
                                       ------------       ------------
Total assets                           $ 29,509,143       $ 23,764,847
                                       ============       ============


                                                           (Continued)

                            GENESEE PROPERTIES, INC.                Attachment 5
                                  Balance Sheet
                                   (Continued)
                                   December 31


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                            2000              1999
                                                         -----------      -----------
Current liabilities:
    Accounts payable                                     $    12,700      $    16,771
    Accrued interest payable                                  38,584           21,032
    Other accrued liabilities                                    676              684
                                                         -----------      -----------
       Total current liabilities                              51,960           38,487
                                                         -----------      -----------
Long-term debt                                             7,800,000        4,000,000
                                                         -----------      -----------
Other liabilities and deferred credits:
    Security deposits                                        339,320          339,320
    Deferred income taxes                                  1,075,129        1,119,735
                                                         -----------      -----------
       Total other liabilities and deferred credits        1,414,449        1,459,055
                                                         -----------      -----------

Stockholders' equity:
    Preferred stock                                        7,955,000        7,955,000
    Common stock                                              22,100           22,100
    Capital in excess of par value                            29,000           29,000
    Retained earnings                                     12,236,634       10,261,205
                                                         -----------      -----------
       Total stockholders' equity                         20,242,734       18,267,305
                                                         -----------      -----------
Total liabilities and stockholders' equity               $29,509,143      $23,764,847
                                                         ===========      ===========


                            GENESEE PROPERTIES, INC.                Attachment 5
                             Statement of Operations
                 For the years ended December 31, 2000 and 1999


                                          2000               1999
                                       -----------       -----------
Revenues:
    Rental income                      $ 5,180,713       $ 5,079,130
    Interest income                        530,280            93,757
    Other                                    6,500                --
                                       -----------       -----------
       Total revenue                     5,717,493         5,172,887
                                       -----------       -----------
Expenses:
    Support easements                      106,535           104,446
    Consulting expense                     400,000           400,000
    Interest expense                       662,167           426,624
    Depreciation and amortization        1,210,688         1,204,908
    Miscellaneous expenses                 141,040           142,116
                                       -----------       -----------
       Total expense                     2,520,430         2,278,094
                                       -----------       -----------

Income before income taxes               3,197,063         2,894,793
Provision for income taxes              (1,221,634)       (1,114,824)
                                       -----------       -----------
Net income                             $ 1,975,429       $ 1,779,969
                                       ===========       ===========


                            HOPKINS PROPERTIES, INC.                Attachment 5
                                  Balance Sheet
                                   December 31


                                     ASSETS

                                          2000               1999
                                       -----------       -----------
Current Assets:
    Cash                               $   222,360       $   216,241
    Income taxes receivable                     26               630
                                       -----------       -----------
       Total current assets                222,386           216,871
                                       -----------       -----------

Investments in affiliates                9,352,000         9,352,000
                                       -----------       -----------
Property and equipment, at cost:
    Land                                   200,000           200,000
    Buildings                              516,873           516,873
    Less accumulated depreciation         (351,372)         (326,760)
                                       -----------       -----------
       Net property                        365,501           390,113
                                       -----------       -----------
Other assets                                 4,747                41
                                       -----------       -----------
Total assets                           $ 9,944,634       $ 9,959,025
                                       ===========       ===========


                                                         (Continued)

                            HOPKINS PROPERTIES, INC.                Attachment 5
                                  Balance Sheet
                                   (Continued)
                                   December 31


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                            2000               1999
                                                         ------------       ------------
Current liabilities:
    Income taxes payable                                 $         --       $         --
                                                         ------------       ------------
       Total current liabilities                                   --                 --
                                                         ------------       ------------
Other liabilities and deferred credits:
    Security deposits                                           7,777              7,777
    Deferred income taxes                                          --              1,813
                                                         ------------       ------------
       Total other liabilities and deferred credits             7,777              9,590
                                                         ------------       ------------
Stockholders' equity:
    Preferred stock                                        10,000,000         10,000,000
    Common stock                                               22,100             22,100
    Capital in excess of par value                             29,000             29,000
    Accumulated deficit                                      (114,243)          (101,665)
                                                         ------------       ------------
       Total stockholders' equity                           9,936,857          9,949,435
                                                         ------------       ------------
Total liabilities and stockholders' equity               $  9,944,634       $  9,959,025
                                                         ============       ============


                            HOPKINS PROPERTIES, INC.                Attachment 5
                             Statement of Operations
                 For the years ended December 31, 2000 and 1999


                                         2000             1999
                                       ---------       ---------
Revenues:
    Rental income                      $ 102,114       $ 100,112
                                       ---------       ---------
Expenses:
    Consulting expense                    90,000          90,000
    Accounting expense                     2,900           2,900
    Depreciation and amortization         24,612          24,612
    Miscellaneous expenses                    25              35
                                       ---------       ---------
       Total expense                     117,537         117,547
                                       ---------       ---------
Loss before income taxes                 (15,423)        (17,435)
Provision for income taxes                 2,845           3,453
                                       ---------       ---------
Net loss                               $ (12,578)      $ (13,982)
                                       =========       =========


                           LINDBERGH PROPERTIES, INC.               Attachment 5
                                  Balance Sheet
                                   December 31

                                                  2000             1999
                                                ----------      ----------
Current Assets:
    Cash                                        $    9,477      $   21,274
    Income taxes receivable                          1,896           2,180
                                                ----------      ----------
       Total current assets                         11,373          23,454
                                                ----------      ----------
Property, at cost:
    Land                                         2,010,991       2,010,991
                                                ----------      ----------
Total assets                                    $2,022,364      $2,034,445
                                                ==========      ==========

Current Liabilities:
    Income taxes payable                        $       --      $       --
                                                ----------      ----------
       Total current liabilities                        --              --
                                                ----------      ----------
Long term debt                                   1,725,000       1,785,000
                                                ----------      ----------
Stockholders' equity:
    Preferred stock                                     --              --
    Common stock                                    22,100          22,100
    Capital in excess of par value                  29,000          29,000
    Retained earnings                              246,264         198,345
                                                ----------      ----------
       Total stockholders' equity                  297,364         249,445
                                                ----------      ----------
Total liabilities and stockholders' equity      $2,022,364      $2,034,445
                                                ==========      ==========

                           LINDBERGH PROPERTIES, INC.              Attachment 5
                             Statement of Operations
                 For the years ended December 31, 2000 and 1999


                                   2000            1999
                                ---------       ---------
Revenues:
    Rental income               $ 168,829       $ 165,519
                                ---------       ---------
Expenses:
    Consulting expense             10,000          10,000
    Accounting expense              2,800           2,800
    Interest expense               80,002          81,789
    Miscellaneous expenses             25              35
                                ---------       ---------
       Total expense               92,827          94,624
                                ---------       ---------
Income before income taxes         76,002          70,895
Provision for income taxes        (28,083)        (26,211)
                                ---------       ---------
Net income                      $  47,919       $  44,684
                                =========       =========


                        SORRENTO VALLEY REAL ESTATE, INC.           Attachment 5
                                  Balance Sheet
                                   December 31


                                     ASSETS

                                          2000               1999
                                       -----------       -----------
Current Assets:
    Cash                               $   235,726       $   201,587
    Income taxes receivable                    136               233
                                       -----------       -----------
       Total current assets                235,862           201,820
                                       -----------       -----------
Property, at cost:
    Buildings                              806,822           806,822
    Less accumulated depreciation         (548,496)         (510,076)
                                       -----------       -----------
       Net property                        258,326           296,746
                                       -----------       -----------
Other assets:
    Note receivable                      1,000,000         1,000,000
    Other                                       65                65
                                       -----------       -----------
                                         1,000,065         1,000,065
                                       -----------       -----------
Total assets                           $ 1,494,253       $ 1,498,631
                                       ===========       ===========


                                                         (Continued)

                        SORRENTO VALLEY REAL ESTATE, INC.          Attachment 5
                                  Balance Sheet
                                   (Continued)
                                   December 31


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                           2000             1999
                                                         ----------      ----------
Current liabilities:
    Income taxes payable                                 $       --      $       --
                                                         ----------      ----------
       Total current liabilities                                 --              --
                                                         ----------      ----------
Other liabilities and deferred credits:
    Security deposits                                        19,569          19,569
    Deferred income taxes                                     9,986          11,514
                                                         ----------      ----------
       Total other liabilities and deferred credits          29,555          31,083
                                                         ----------      ----------
Stockholders' equity:
    Preferred stock                                       1,397,000       1,397,000
    Common stock                                             22,100          22,100
    Capital in excess of par value                           29,000          29,000
    Retained earnings                                        16,598          19,448
                                                         ----------      ----------
       Total stockholders' equity                         1,464,698       1,467,548
                                                         ----------      ----------
Total liabilities and stockholders' equity               $1,494,253      $1,498,631
                                                         ==========      ==========


                        SORRENTO VALLEY REAL ESTATE, INC.           Attachment 5
                             Statement of Operations
                 For the years ended December 31, 2000 and 1999


                                         2000             1999
                                       ---------       ---------
Revenues:
    Rental income                      $ 220,298       $ 215,979
    Interest income                       45,424          45,300
                                       ---------       ---------
       Total revenue                     265,722         261,279
                                       ---------       ---------
Expenses:
    Support easements                     62,294          61,073
    Consulting expense                   160,000         160,000
    Accounting expense                     2,700           2,700
    Depreciation and amortization         38,420          38,420
    Miscellaneous expenses                    25              35
                                       ---------       ---------
       Total expense                     263,439         262,228
                                       ---------       ---------
Income (loss) before income taxes          2,283            (949)
Provision for income taxes                (5,133)         (4,062)
                                       ---------       ---------
Net loss                               $  (2,850)      $  (5,011)
                                       =========       =========
